UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

TABLE OF CONTENTS

1.	Intelligent Content Enterprises Inc., News Release issued on July 26, 2016 as filed on Sedar on July 26, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

July 26, 2016	INTELLIGENT CONTENT ENTERPRISES INC.

	By:	/s/ James Cassina
Name: James Cassina Title: President

ITEM 1

Intelligent Content Enterprises and Catch Star Studios Launch

Commercial Interactive “click video” Platform Clix.VideoTM

New York, NY / Toronto, Canada July 26, 2016 – INTELLIGENT CONTENT ENTERPRISES INC. (OTCQB “ICEIF”) (“ICE” or the “Corporation”), is pleased to announce that together with its proposed license and prospective acquisition partner, Catch Star Studios, LLC. (“Catch Star Studios”), the team is officially launching Clix.Video™ (www.catchstarstudios.com and www.clix.video) allowing brands, creators and distributors of online video the ability to empower click to view, share and shopping abilities directly into their media to increase user engagement, conversions and revenue activities. Clix.Video™ can be localized for potentially any major global market both by offer and in the user’s native language.

Clix.Video™ enables digital and mobile viewers to instantly connect to web and mobile sites by clicking on custom interactive tags within digital videos. Clix.Video™ allows viewers to make social media connections, view extra and exclusive content as well as make online and mobile purchases. All user interactions are made directly via the HTML5 video broadcast, providing a richer, deeper consumer experience related to the video content.

In a February 2016 report, eMarketer provided data showing that the US digital video advertising market alone is on pace to nearly double by 2019. Video advertising was $7.46 Billion for 2015, with 2016 expected to reach $9.59 Billion, with advertising growth reaching $14.77 Billion by 2019.

Catch Star Studios has added proprietary marketing and technology layers to its Clix.Video™ platform, allowing multi-lingual closed captioning, unique overlay technologies and analytics, creating customized video viewing experiences for the individual user based on localization, offers and viewer language, ultimately leading to potential one to one experiences between the advertiser and the user.

“Essentially, Clix.Video™ is a turnkey platform that makes online or mobile video transactional, allowing viewers to interact with an item that catches their interest within the video. They just simply click on the custom icons that move with that item as the video plays, giving them the opportunity to learn more, share it with others or buy it – instantly, and in almost any language,” said Mr. Joe Violone, President of Catch Star Studios. “Clix.Video™ turns a digital video into an informational, social or revenue event on a local, national or global basis. Clix.Video™ potentially creates an individual experience between the video, brand and user, catered to the viewer’s individual interests, likes, social media and shopping patterns.”

The Huffington Post reported in a January 2016 article that in April of 2015, it was unveiled that over 4 billion videos were being played back each day on the Facebook platform alone. By September 2015, this number had doubled to a staggering 8 billion video views per day. Cisco now predicts that 80% of all Internet traffic will be streaming video content by 2019, up from 64% in 2014.

Currently, as part of its launch program, Catch Star Studios is developing initial pilot programs with leading sports, apparel and entertainment clients. The technology will debut as part of its original series Stars and PinStripes featuring an elite cast of today’s iconic and inspirational celebrities from all walks of life sharing their personal New York Yankees and life experiences and scheduled to air in August to approximately 12 million households on the YES Network nationwide as well as globally via online and mobile devices through ICE’s Digital Widget Factory platform at www.digiwidgy.com. Show segments will also be available on www.YESNetwork.com.

On May 25, 2016, ICE announced that it had reached an initial agreement to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC. (“Catch Star Studios”) which is now anticipated to be closing in the coming month of August.

On June 29, 2016, Catch Star Studios and ICE Studio Productions Inc., a wholly owned subsidiary of ICE, announced that the group has signed an agreement with the YES Network to its original programming series, Stars and PinStripes, beginning in August.

This new and original series, Stars and PinStripes will be hosted by Nancy Newman, Emmy award winning YES Network studio host and also the host of the network’s Yankees Magazine show. An original 30-minute episode is scheduled to premiere each month on YES beginning in August.

Catch Star Studios is currently reviewing additional sports and celebrity original programming opportunities to provide rich, broadcast and digital strategies that support interactive video and multi-lingual global user engagement.

About Catch Star Studios, LLC

Catch Star Studios provides original programming, distribution, development services, management and technologies that creates new and enables existing sport and other branded content to be consumed globally through traditional and online media channels. Catch Star Studios also develops and executes world class engagement initiatives enabling brands to extend global video content, reach advertising and direct revenue opportunities through Catch Star Studios’ proprietary “in video” marketing platform, Clix.Video™. For more information, please visit www.catchstarstudios.com and www.clix.video

About Intelligent Content Enterprises Inc.

Intelligent Content Enterprises Inc. (ICE) is an emerging Media and Internet company that focuses on the experience of the user, creating brands, products and destinations globally, regionally and by language that are value driven proving an informative, entertaining and engaging look at content.

ICE’s 4 pillar strategy is to drive revenue through technologies, platforms and services that deliver Content, Social and Digital Media, eCommerce and Advertising.

ICE’s first acquisition, Digital Widget Factory provides the baseline infrastructure and technology platform enabling content and media to be disseminated globally, efficiently and effectively, creating economies of scale for distribution in over 50 languages, allowing users to create and participate in the content process and consumption.

Intelligent Content Enterprises is a publicly traded company on the OTC QB Markets under the symbol “ICEIF”

For further information, please contact:

Intelligent Content Enterprises Inc.

Investor Relations: investorrelations@intelligentcontententerprises.com

Certain information regarding the Corporation in this news release may constitute forward-looking statements or future oriented financial information under applicable securities laws. The forward-looking information includes, without limitation, successful completion of the proposed transaction, projections or estimates made by us and our management in connection with our business operations or the business operations of CSS.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law

Safe Harbor Statement

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the company, its directors or its officers with respect to, among other things: (i) the company’s financing plans; (ii) trends affecting the company’s financial condition or results of operations; (iii) the company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 6-K filings with the Securities and Exchange Commission.